Filed by J.P. Morgan Chase & Co.
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Bank One Corporation
Subject Company’s Exchange Act File No.:
001-15323

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of J.P. Morgan Chase and Bank One filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s directors and executive officers is available in its proxy statement filed with the SEC by J.P. Morgan Chase on March 28, 2003, and information regarding Bank One’s directors and executive officers is available in its proxy statement filed with the SEC by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * *

[The following is a posting made available on JPMorgan Chase’s internal website]

Highlights: 4Q, full year ‘03 earnings briefing

On January 21, Bill Harrison, with Dave Coulter, Dina Dublon and Don Layton, held a briefing on 2003 fourth quarter and full-year earnings results for more than 900 officers around the world. The audience participated via live Webcast, on the telephone and in person.

Here are highlights from the meeting; additional excerpts audio and video playbacks will be available shortly.

One of the questions one might ask is, “Our earnings were so good for the year and for the quarter, why are we doing another merger?” And the simple answer to that is that we were overly weighted on the market-sensitive revenues of the firm, and we didn’t have enough scale in consumer. This combination [with Bank One] fixes both of those. It gives us a better earnings balance, which should receive a higher valuation in the marketplace over time, and, most importantly as a strategic matter, we are now really well positioned in the wholesale investment banking side of our business, and we are now really well positioned as a leader in the U.S. consumer business. [Harrison pic]

I want to step back for a moment and go to the key things that were in Bill’s shareholder letter this past year for 2003. He talked about delivering higher, better financial performance and executing on key initiatives, key initiatives to reduced risk, to increased capital, and to improved productivity. And, really, this year, I think we can step back and say we delivered.

We had record earnings, record earnings since the merger, driven, as I said, by revenue growth and improved credit. We have lowered risk and we have increased the capital of the firm. When we look into 2004 and what I’m labeling here as “business as usual” – I mean by that, JPMorgan stand-alone, as opposed to a combined firm – we are looking for a different mix of earnings than we had in 2003 with the effect of rising rates on treasury, as well as mortgage. [Dublon pic]

The final point I’d make about investment management and private banking is that this is not like a graph on your treadmill, where you’re climbing mountains and it continues to go up and down. We think we have real momentum going into ‘04 here. [Coulter]

One of the stories of the last year has been the tremendous growth of CFS. Look back to 2001 here, you can see revenues was a little under $11 billion. We’ve had this tremendous growth in 2002, and we budgeted down because we didn’t think we could do it again. The market figured it was all mortgage-oriented and it would go away. The mortgage boom continued. We made progress generally. In fact, it went up. That was not expected as the year began.

[Treasury & Securities Services] hit the bottom early this year. ...revenues have been climbing, second quarter, third, and fourth, in particular. Earnings did bottom out in the second quarter and have gone up to $147 million after tax in the fourth quarter. There’s a lot of noise in these numbers. We have one-time gains and ... we also have been using these one-time roughly to offset restructuring costs and other writedowns you need to get a business more efficient for the future. And that will continue into early 2004 as well. [Layton pic]

This information may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of J.P. Morgan Chase and Bank One filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s directors and executive officers is available in its proxy statement filed with the SEC by J.P. Morgan Chase on March 28, 2003, and information regarding Bank One’s directors and executive officers is available in its proxy statement filed with the SEC by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.